UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2013 (Report No. 2)
Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991, 333-164090 and 333-188425.

On September 16, 2013, the Company's ordinary shares were transferred from the main list of the Tel Aviv Stock Exchange (the "TASE") to the maintenance list of the TASE for failure to satisfy the minimum shareholders' equity condition for continued listing on the main list.  As of June 30, 2013, the Company's capital deficiency was approximately $11.5 million.  The TASE informed the Company that if the conditions for renewing trade on the TASE's main list will not be satsified within 24 months, the Company’s shares will be delisted on September 16, 2015.  Trading  of securities on the TASE's maintenance list is carried out once per day, in a limited format.  This could have a negative impact on the trading price of Company's shares on the TASE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

By:	/s/ Izhak Tamir
Izhak Tamir
Chief Executive Officer

Date: September 17, 2013